SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 1, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on July 1, 2008.

PRESS RELEASE	Amsterdam, 1 July 2008
ING Closes Acquisition of CitiStreet, Moves to Leading Position in US Defined Contribution Business
ING Group announced today that it has received final regulatory approvals and completed its acquisition of CitiStreet LLC, one of the US’ premier retirement plan and benefit service and administration organisations.
ING announced this transaction on 2 May 2008 as part of its move to expand its existing footprint in the US retirement savings marketplace and strategy to support the strong organic growth of the Group with suitable add-on acquisitions aligned with its core banking, investments, life insurance and retirement services growth businesses.
With the successful closing of this transaction, ING is now the third-largest defined contribution business in the US based on approximately EUR 191 billion (USD 300 billion) of combined assets under management (AUM) and assets under administration (AUA); the second-largest based on approximately 9.8 million plan participants; and the largest based on approximately 60,000 plans (31 December 2007).1
In aggregate, ING US’ Retirement Services and Annuities business, which now includes CitiStreet, has more than EUR 259 billion (USD 408 billion) in combined AUM and AUA and more than 16 million participants (31 March 2008).
Under the terms of the agreement, ING acquired 100 percent of CitiStreet for a total consideration of approximately EUR 570 million (USD 900 million).2 The acquisition was financed entirely from existing internal resources and will be booked in the third quarter 2008.
Press enquiries:

Pilar Teixeira	Dana Ripley
ING Group	ING Insurance Americas
+31 20 541 5469	+1 770.980.4865
pilar.teixeira@ing.com	dana.ripley@us.ing.com
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
ING Group
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million residential, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 37,000 people and serves over 44 million customers in the United States, Canada, Mexico, Brazil, Chile, Peru, Argentina, Uruguay and Colombia, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.

[1]	Based on third party data from 2008 PLAN SPONSOR record keepers survey data.

[2]	Based on current exchange rate.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

	By:	/s/ J.H. van Barneveld

J.H. van Barneveld
General Manager Group Finance & Control

	By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: July 1, 2008